Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2021 provides an update to our annual MD&A dated March 15, 2021 for the fiscal year ended December 31, 2020. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2020 and our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021. Our condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of May 6, 2021.

Additional information relating to Westport Fuel Systems, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the orders or demand for our products (including from our High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") supply agreement with Weichai Westport Inc. ("WWI")), the timing for the launch and certification of WWI's HPDI engine, margin pressure in 2021 and the timing for amelioration of supply chain issues, the impact of COVID-19 on future performance, earnings, supply and demand for our products, the continuation of margin pressure through 2021, consumer confidence levels, conversion of existing convertible debt, the recovery of our revenues and the timing thereof, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, including cash flows specific to Cummins Westport Inc. ("CWI"), our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. In addition, the impacts of the COVID-19 pandemic could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, the impact of the COVID-19 pandemic, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Management's Discussion and Analysis
FIRST QUARTER 2021 HIGHLIGHTS

•Revenues of $76.4 million, up 14% compared to the same period in 2020 due to increased sales volume in light-duty and heavy-duty original equipment manufacturer ("OEM") businesses
•Net loss of $3.1 million and net loss per share of $0.02 was impacted by supply chain-related production issues at our initial HPDI launch partner, one-time severance costs and an unrealized foreign exchange loss
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $2.7 million (see "Non-GAAP Measures" section in this MD&A)
•Announced co-investment agreement with our Tier 1 injector manufacturing partner to expand manufacturing footprint for HPDI 2.0 injectors in China
•Agreed to extend and increase the supply agreement terms for the supply of at least 25,000 HPDI systems from 18,000 ending December 31, 2024
•At-the-Market equity offering raised $13.2 million gross proceeds in the three months ended March 31, 2021 for a cumulative total of $27.6 million; cash and cash equivalents were $59.7 million at the end of the quarter
•Announced commencement of a research project with Scania to apply our HPDI system with hydrogen to the latest Scania commercial vehicle engine

BUSINESS OVERVIEW

Westport Fuel Systems is focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation vehicles. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering both environmental and economic advantages, including liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquefied natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen (together known as "gaseous fuels"). We supply our products and services through a network of distributors, directly to OEMs and to supplier OEMs and we provide delayed OEM ("DOEM") services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light, medium and heavy-duty truck, cryogenic, and hydrogen applications.

The majority of our revenues are generated through the following businesses:

•Independent aftermarket ("IAM"): We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.
•DOEM: We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
•Light-duty OEM: We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
•Heavy-duty OEM: We sell systems and components, including HPDI products, to engine OEMs and commercial vehicle OEMs. Our fully integrated Westport HPDI 2.0TM system, powered primarily by LNG, matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.
•Electronics: We design, industrialize and assemble electronic control modules.
•Hydrogen: We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI system to use hydrogen or hydrogen/natural gas blends in internal combustion engines. This area of our business saw substantial growth in 2020 and remained strong in the current quarter.

HPDI

Our HPDI business is still in the early stages of commercialization. Meaningful increases in sales volumes are required for the HPDI business to benefit from economies of scale. Sales volumes with our initial launch partner have grown despite the economic impact of COVID-19, and we anticipate additional growth from our supply arrangement with WWI, as well as additional OEMs entering into supply agreements for our HPDI technology. Production capacity of the LNG tank assembly for HPDI application doubled in 2020 to accommodate the expected ramp-up in sales volumes. In March 2021, we entered into an investment agreement with our Tier 1 global injector manufacturing partner to expand production at their facility in Yantai, China in anticipation of increased demand for fuel injectors to the growing global market for HPDI 2.0™. In the third quarter of 2020, WWI's HPDI engine was certified to meet China VI emissions standards of the Ministry of Ecology and Environment

Management's Discussion and Analysis
("MEE") of the People's Republic of China, which is an important step in the commercialization of the HPDI technology in the Chinese market. During the first quarter of 2021, WWI has agreed to extend the term of the original supply agreement signed in 2018 to December 31, 2024 and increased the minimum purchase of Westport HPDI 2.0TM components required to produce a minimum of 25,000 engines by the end of 2024, up from 18,000 engines. The next significant milestone in commercializing the HPDI technology into the Chinese market is the OEM vehicle certification operating with a WWI HPDI engine.

Gross margin and gross margin percentage from our HPDI product will vary based on production and sales volumes, levels of development work, successful implementation of initiatives to reduce the cost of input materials, and foreign exchange rates. Margin pressure is expected to continue through 2021 as launch costs and contracted price discounts with the existing OEM customers are only partially offset by cost reductions of materials until higher scale is achieved. The production challenges caused by supply chain issues experienced by our initial OEM launch partner will affect revenues and margins through the second quarter and are expected to ameliorate in the second half of 2021.

We also generate a significant portion of our income from CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), by selling spark-ignited natural gas engines. The joint venture term is scheduled to end on December 31, 2021, and we are evaluating our strategic alternatives in anticipation of this termination. Specifically, we see a growing opportunity to sell and supply our alternative fuel systems, especially our HPDI technology, in heavy-duty applications in the North America market for clean transportation. Refer to the "Operating Segments" section of this MD&A for more detail.

IMPACT OF COVID-19 ON OUR BUSINESS

The COVID-19 pandemic has impacted our business since March 2020. The extent, duration and impact of COVID-19 is uncertain, however since the second half of 2020, our sales and customer demand has rebounded and remained relatively stable during the first quarter of 2021. Our production plants located in Northern Italy closed temporarily during the first half of 2020 due to the COVID-19 pandemic, but have since remained open and are in full production in 2021.

While demand for medium and heavy-duty trucks has increased due to an ongoing need for freight transportation and the growing demand for more climate-friendly vehicles in markets with favourable fuel price economics, sales of our heavy-duty business were adversely affected in 2021 by the impact of the global shortage of semiconductors experienced by our HPDI OEM launch partner.
Our light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Sales revenue in the light-duty OEM business recovered significantly in the first quarter of 2021 compared to prior quarters in 2020, to levels slightly below pre-COVID-19. Sales revenue from the DOEM business declined compared to the same period in the prior year. While we are optimistic about the remainder of 2021, the global supply and effectiveness of vaccines and spread of new virus variants may adversely affect customer demand going forward.
We are closely monitoring and making efforts to mitigate the impact of COVID-19 on our business. We have significant operations in Italy where there has been a high number of cases of COVID-19. We also source components from China, which has been impacted by the global supply chain for semiconductor chips and other materials. At this time, management does not expect a material impact to its business, however, the situation is evolving and could become material if the supply chain disruption is prolonged or end-customer demand declines.

In response to the pandemic, we have undertaken numerous financing actions and implemented multiple austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures to secure liquidity and improve our ability to fund our operations. We continue to work closely with our key lenders to strengthen our liquidity and reduce our cost of capital through both debt and equity financing. We are also participating in government wage-subsidy and other support programs in the countries where we operate. We have received $0.2 million in the three months ended March 31, 2021 (three months ended March 31, 2020 - $0.5 million) related to these programs.

Liquidity to fund ongoing operations and growth opportunities is further discussed in the "Liquidity and Going Concern" section in the MD&A below.

Management's Discussion and Analysis
Q1 2021 RESULTS

Revenues for the three months ended March 31, 2021 increased year-over-year by 14% to $76.4 million compared to the first quarter of 2020, reflecting the benefit of increased OEM sales volumes in our light-duty and heavy-duty businesses, and to a lesser extent, increased aftermarket sales volumes. Revenues in U.S. dollar terms benefited from a 9% increase in the average Euro versus U.S. dollar exchange rate, period over period.

We reported a net loss of $3.1 million for the three months ended March 31, 2021 compared to a net loss of $15.3 million for the first quarter of 2020. The improvement primarily resulted from higher gross margins in the current period due to the significant impact of a $10.0 million charge, excluding $7.7 million in insurance recoveries recorded in the second quarter of 2020, taken for a field service campaign in the comparative period in 2020, a decrease in unrealized foreign exchange losses due mostly to the strengthening of the Canadian dollar versus U.S. dollar, and higher earnings from CWI, partially offset by increased operating expenses, including one-time severance expenses of $0.7 million, and lower margins from our heavy-duty OEM business.

We generated $2.7 million in Adjusted EBITDA during the three months ended March 31, 2021 as compared to negative $3.6 million Adjusted EBITDA for the three months ended March 31, 2020. Besides the changes to profitability as described above, the prior year first quarter also had a large unrealized foreign exchange loss of $6.9 million compared to $0.7 million in the current quarter.

LIQUIDITY AND GOING CONCERN

In connection with preparing consolidated financial statements for each annual and interim reporting period, we are required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in the aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about its ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about our ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements are issued. These condensed consolidated interim financial statements have therefore been prepared on the basis that we will continue as a going concern.

At March 31, 2021, our net working capital was $85.3 million including cash and cash equivalents of $59.7 million. Our short-term and long-term debt, including the royalty payable, was $78.8 million, of which $27.8 million matures in 2021 and $39.3 million matures by May 31, 2022. We have another $2.1 million in restricted cash pledged to the repayment of the debt we hold in our Italian subsidiaries recorded in other long-term assets. During the quarter, we incurred a loss of $3.1 million and negative cash flows from operations of $2.6 million, generated cash of $6.5 million from investing activities and used cash of $5.8 million in financing activities.

As part of our liquidity and funding management, we are evaluating foreseeable future cash flows from the CWI joint venture, as the joint venture term is scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners; we received $7.9 million as dividends in the three months ended March 31, 2021 ($5.8 million in the three months ended March 31, 2020). As per the joint venture agreement, both Cummins and Westport Fuel Systems have equal rights to the joint venture's intellectual property. However, there is no certainty that we will be able to monetize the intellectual property on a recurring basis to the level of the current dividends received from the joint venture. See notes 6 and 7(a) for additional details related to the CWI joint venture.

Management's Discussion and Analysis
Management's conclusion and assessment
We believe that the cash on hand at March 31, 2021, the continued recovery of OEM and IAM businesses and the growth of our HD OEM business, coupled with current committed capital, will provide the cash flow necessary to fund operations over the next year to May, 2022. The ability to continue as a going concern beyond May, 2022, will be dependent on our ability to generate sufficient positive cash flows from operations, effective management of the CWI joint venture transition and our ability to finance our long-term strategic objectives and operations (specifically the growth of the HPDI business). If, as a result of future events, we were to determine that we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended March 31,
	2021	2020
(expressed in millions of U.S. dollars, except for per share amounts)
Revenue	$76.4	$67.2
Gross margin	$13.0	$4.3
Gross margin %	17%	6%
Income from investments accounted for by the equity method	$6.6	$5.4
Net loss	$(3.1)	$(15.3)
Net loss per share - basic and diluted	$(0.02)	$(0.11)
Weighted average basic and diluted shares outstanding	147.1	136.4
EBITDA (1)	$1.9	$(11.1)
Adjusted EBITDA (1)	$2.7	$(3.6)
(1) See "Non-GAAP Measures" section in this MD&A
Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
(expressed in millions of U.S. dollars)
Cash and cash equivalents	$59.7	$64.3
Net working capital (1)	57.5	53.8
Total assets	333.3	346.3
Short-term debt	7.9	23.4
Long-term debt, including current portion	54.3	62.0
Royalty payable, including current portion	16.5	16.0
Non-current liabilities (2)	43.0	40.9
Total liabilities	219.1	242.2
Shareholders' equity	114.2	104.1
(1) Excluding cash and cash equivalents, short-term debt, the current portion of long-term debt and the current portion of the royalty payable
(2) Excluding long-term debt and the royalty payable

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This reflects the way operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM"). The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way we manage our business segments.

OEM Business Segment

Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the Westport HPDI 2.0TM product and related engineering services, to OEMs and to supplier OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications. The OEM group includes the light-duty and heavy-duty OEM product lines and the DOEM and electronic businesses, as previously described.

IAM Business Segment

Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a comprehensive distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.

CWI Joint Venture

CWI serves the medium and heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries. The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG. CWI is a Delaware corporation owned 50% by Westport Fuel Systems Canada Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI, which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The joint venture term is scheduled to end on December 31, 2021.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

Management's Discussion and Analysis

	Three Months Ended March 31, 2021
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$42.7	$(6.5)	$2.1	$0.2
IAM	33.7	1.6	1.3	—
Corporate	—	(3.3)	0.1	6.4
CWI - 50%	41.1	8.6	—	—
Total Segment	117.5	0.4	3.5	6.6
Less: CWI - 50%	(41.1)	(8.6)	—	—
Total Consolidated	$76.4	$(8.2)	$3.5	$6.6

	Three Months Ended March 31, 2020
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$34.2	$(14.5)	$1.8	$0.1
IAM	33.0	4.8	1.5	—
Corporate	—	(10.2)	0.1	5.3
CWI - 50%	38.3	6.7	—	—
Total Segment	105.5	(13.2)	3.4	5.4
Less: CWI - 50%	(38.3)	(6.7)	—	—
Total Consolidated	$67.2	$(19.9)	$3.4	$5.4

Revenue

Total consolidated revenues from operations for the three months ended March 31, 2021 increased by $9.2 million or 14% from $67.2 million in 2020 to $76.4 million in 2021.

OEM
Revenue for the three months ended March 31, 2021 was $42.7 million compared with $34.2 million for the three months ended March 31, 2020. The 25% increase in revenue was primarily driven by increased light-duty OEM business sales volumes to OEMs in Russia and India during the quarter, electronics business and higher year-over-year HPDI product sales to our initial OEM launch partner, more than offsetting a decline in the DOEM business that has been affected by the impact on customer demand due to COVID-19. Although the demand for our HPDI technology continues on a positive trajectory, our HPDI product sales were lower than in the second half of 2020 due to supply chain challenges that have affected the production at our initial OEM launch partner.

IAM
Revenue for the three months ended March 31, 2021 was $33.7 million compared with $33.0 million for the three months ended March 31, 2020. A 9% increase in the average Euro rate versus the U.S. dollar more than offset lower demand period over period.

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2021	2020	$	%
OEM	$42.7	$34.2	$8.5	25%
IAM	33.7	33.0	0.7	2%
Total revenue	$76.4	$67.2	$9.2	14%

Management's Discussion and Analysis
Gross Margin

Total consolidated gross margin for the three months ended March 31, 2021 increased by $8.7 million or 202% from $4.3 million in 2020 to $13.0 million for the same period in 2021.

OEM
Gross margin increased by $11.0 million to $4.9 million, or 11% of revenue, for the three months ended March 31, 2021 compared to negative $6.1 million, or negative 18% of revenue for the three months ended March 31, 2020. The gross margin recorded in the prior year quarter included a $10.0 million expense related to a field service campaign. Excluding this charge, gross margin for the current quarter increased by $1.0 million with a consistent gross margin percentage at 11% of revenue. This increase in gross margin was largely due to higher sales, as discussed previously, more than offsetting a negative impact from product mix in the current period.

IAM
Gross margin decreased by $2.3 million to $8.1 million, or 24% of revenue, for the three months ended March 31, 2021 compared to $10.4 million, or 32% of revenue for the three months ended March 31, 2020. The decrease in gross margin percentage is mainly due an increased proportion of sales to emerging markets with lower gross margins compared to Western Europe, and to a lesser extent, higher manufacturing costs in the current quarter reflecting a one-week facilities shut-down in the last week of March 2020.

(expressed in millions of U.S. dollars)

	Three months ended March 31, 2021	% of Revenue	Three months ended March 31, 2020	% of Revenue	Change
					$	%
OEM	$4.9	11%	$(6.1)	(18)%	$11.0	180%
IAM	8.1	24%	10.4	32%	(2.3)	(22)%
Total gross margin	$13.0	17%	$4.3	6%	$8.7	202%

Research and Development ("R&D") Expenses

OEM
R&D expenses for the three months ended March 31, 2021 were $5.4 million, compared to $4.4 million for the three months ended March 31, 2020. The increase in R&D expense in the current quarter is primarily due to a 9% increase in the average Euro rate versus the U.S. dollar period over period and increased expenses related to Hydrogen research and other development activities.

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2021	2020	$	%
OEM	$5.4	$4.4	$1.0	23%
IAM	1.3	1.3	—	—%
Corporate	—	0.1	(0.1)	(100)%
Total R&D expenses	$6.7	$5.8	$0.9	16%

Management's Discussion and Analysis
Selling, General and Administrative ("SG&A") Expenses

OEM
SG&A expenses for three months ended March 31, 2021 were $5.1 million compared with $3.3 million for the three months ended March 31, 2020. The increase of SG&A expense is mainly due to a 9% increase in the average Euro rate versus the U.S. dollar period over period and higher compensation expense compared to the prior year quarter.

IAM
SG&A expenses for three months ended March 31, 2021 were $4.6 million compared with $3.6 million for the three months ended March 31, 2020. The increase of SG&A expense is mainly due to higher compensation expense, including salary and bonus.

Corporate
SG&A expenses for the three months ended March 31, 2021 were $2.5 million compared with $3.1 million for the three months ended March 31, 2020. The decrease is primarily due to lower legal costs and travel costs in the current period.

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2021	2020	$	%
OEM	$5.1	$3.3	$1.8	55%
IAM	4.6	3.6	1.0	28%
Corporate	2.5	3.1	(0.6)	(19)%
Total SG&A expenses	$12.2	$10.0	$2.2	22%

Management's Discussion and Analysis
Selected CWI Statements of Operations Data

We account for CWI using the equity method of accounting. However, due to its significance to our operating results, we disclose CWI's assets, liabilities and income statement in notes 6, 7(a) and 19 of our condensed consolidated interim financial statements and discuss revenue and gross margins in this MD&A.

The following table sets forth a summary of the financial results of CWI for the three months ended March 31, 2021, and March 31, 2020.

	Three months ended March 31,		Change
	2021	2020	$	%
(expressed in millions of U.S. dollars except for number of units)
Units	1,873	1,513	360	24%
Revenue	$82.3	$76.7	$5.6	7%
Gross margin	$21.0	$21.6	$(0.6)	(3)%
Gross margin %	26%	28%
Operating expenses	$3.9	$8.2	$(4.3)	(52)%
Operating income	$17.1	$13.4	$3.7	28%
Net income	$12.9	$10.6	$2.3	22%
Net income attributable to the Company	$6.4	$5.3	$1.1	21%

Revenue

Revenue for the three months ended March 31, 2021 was $82.3 million, a 7% increase compared to $76.7 million for the three months ended March 31, 2020. Unit sales for the three months ended March 31, 2021 were 1,873 compared to 1,513 for the three months ended March 31, 2020. The increase in unit sales in the current year period largely reflects the timing of sales and increase in demand. Parts revenue decreased from $29.1 million to $25.8 million due to fewer parts purchases for repairs, reflecting improving product quality.

Gross Margin

Gross margin decreased by $0.6 million to $21.0 million, or 26% of revenue from $21.6 million or 28% of revenue in the prior year period. The decrease in gross margin and gross margin percentage primarily reflects product mix and a $1.9 million parts warranty provision.

Management's Discussion and Analysis
Other significant expense and income items for the three months ended March 31, 2021

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three months ended March 31, 2021, we recognized a foreign exchange loss of $0.7 million compared to a foreign exchange loss of $6.9 million in the comparative period. The loss in the current quarter primarily relates to the unrealized foreign exchange losses that resulted from the translation of U.S. dollar denominated debt in our Canadian legal entities. The Canadian dollar strengthened by 1% against the U.S. dollar during the first quarter of 2021.

Depreciation and amortization for the three months ended March 31, 2021 was $3.5 million, compared to $3.4 million for the three months ended March 31, 2020. The amount included in cost of product revenue for the three months ended March 31, 2021 was $2.0 million compared with $1.9 million for the three months ended March 31, 2020.

Income from investments primarily relates to our 50% interest in CWI earnings, accounted for by the equity method. See the "Selected CWI Statements of Operations Data" section in this MD&A for more detail.

Interest on long-term debt and amortization of discount

	Three months ended March 31,
(expressed in millions of U.S. dollars)	2021	2020
Interest expense on short-term and long-term debt	$1.2	$0.9
Royalty payable accretion expense	0.5	0.7
Total interest on short-term and long-term debt and accretion on royalty payable	$1.7	$1.6

The increase in debt year-over-year due to efforts to bolster the Company's liquidity during the pandemic led to an increase in interest expense in the current quarter compared to the three months ended March 31, 2020. The increase in interest expense due to higher debt levels was partially offset by a lower cost of borrowing achieved through government-sponsored debt programs in Canada and Italy and the refinancing of the convertible notes with Cartesian. The royalty payable accretion expense decreased as we continued to make repayments as scheduled.

Income tax expense of $0.4 million for the three months ended March 31, 2021 compares to an income tax recovery of $0.7 million for the three months ended March 31, 2020. The net decrease in income tax recovery is primarily due to the tax benefit recorded in the prior year period on losses related to a one-time field service campaign. Lower income from our operations in Italy also contributed to a decrease in overall tax expense.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $4.5 million during the first three months of 2021 to $59.7 million from $64.3 million at December 31, 2020. The decrease was primarily the result of the use of cash in our operating activities from the loss on our OEM businesses, partially offset by operating profit in our IAM business, and payments made under our debt facilities during the quarter.

COVID-19 and the related economic impact on customer demand and supply chain materially impacted our business. We were able to access various government supports, and we have significantly strengthened our balance sheet by negotiating more attractive financing rates, and extending maturity of our debt to ensure sufficient liquidity to meet obligations. See the "Liquidity and Going Concern" section in this MD&A for further discussion.

Cash Flow from Operating Activities
For the three months ended March 31, 2021, our net cash flows used in operating activities were $2.6 million, an improvement of $7.2 million from $9.8 million in net cash flow used in operating activities in the three months ended March 31, 2020. The decrease in cash used is primarily due to a lower net loss during the three months ended March 31, 2021 compared to the prior year quarter, attributable to the $10.0 million expense related to a field service campaign recorded in the three months ended March 31, 2020.
Cash Flow from Investing Activities

Our net cash from investing activities consisted primarily of cash acquired through dividends received from the CWI joint venture and the sale of assets and investments, partially offset by purchases of property, plant and equipment of $1.7 million.
For the three months ended March 31, 2021, our net cash flows from investing activities were $6.5 million compared to net cash flows of $4.2 million for the three months ended March 31, 2020. The increase is mainly due to dividends of $7.9 million received in the three months ended March 31, 2021 compared to dividends of $5.8 million in the first quarter of 2020. Capital expenditures increased to $1.7 million in the three months ended March 31, 2021 from $1.6 million in the three months ended March 31, 2020.
Cash Flow from Financing Activities
For the three months ended March 31, 2021, our net cash flows used in financing activities were $5.8 million compared to $0.6 million for the three months ended March 31, 2020, primarily due to a decrease in net borrowing from the short-term HSBC revolving financing facility, partially offset by $12.8 million in net proceeds from the issuance of 1,819,712 common shares through our At-the-Market equity offering at a weighted average share price of $7.26 per share, net of transaction costs of $0.4 million including commission of $0.3 million.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$81.3	$81.3	$81.3	$—	$—	$—
Short-term debt (1)	7.9	7.9	7.9	—	—	—
Long-term debt, principal (2)	54.3	54.3	15.0	24.0	12.7	2.6
Long-term debt, interest (2)	—	3.4	1.8	1.4	0.2	—
Long-term royalty payable (3)	16.6	21.7	7.5	7.5	3.9	2.8
Operating lease obligations (4)	32.2	37.5	4.9	7.5	3.0	22.1
	$192.3	$206.1	$118.4	$40.4	$19.8	$27.5

(1) For details of our short-term debt, see note 12 in the condensed consolidated interim financial statements.

(2) For details of our long-term debt, principal and interest, see note 13 in the condensed consolidated interim financial statements.

(3) For additional information on the long-term royalty, see note 14 of the condensed consolidated interim financial statements.

(4) For additional information on operating lease obligations, see note 11 of the condensed consolidated interim financial statements.

SHARES OUTSTANDING

For the three months ended March 31, 2021 and March 31, 2020, the weighted average number of shares used in calculating the loss per share was 147,126,250 and 136,429,224, respectively. The Common Shares and Share Units (comprising of performance share units and restricted share units) outstanding and exercisable as at the following dates are shown below:

	March 31, 2021	May 6, 2021
	Number	Number

Common Shares outstanding	147,848,018	147,848,018
Share Units
Outstanding	1,251,437	1,251,437
Exercisable	41,667	61,819

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A, for the year ended December 31, 2020, filed on March 15, 2021. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the March 31, 2021 condensed consolidated interim financial statements.

We believe that we have taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of our consolidated financial statements. However, changes in circumstances due to COVID-19 could impact our judgments and estimates associated with our liquidity and going concern assessment, and other critical accounting assessments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2021, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21
(expressed in millions of U.S. dollars except for per share amounts)				(1)	(2)
Total revenue	$82.4	$75.4	$74.3	$67.2	$36.0	$65.4	$83.9	$76.4
Cost of revenue	$63.1	$57.5	$60.5	$62.9	$23.8	$55.4	$70.9	$63.4
Gross margin	$19.3	$17.9	$13.8	$4.3	$12.2	$10.0	$13.0	$13.0
Gross margin %	23.4%	23.7%	18.6%	6.4%	33.9%	15.3%	15.5%	17.0%
Net income (loss) from continuing operations	$(2.3)	$4.9	$0.6	$(15.3)	$3.0	$0.8	$4.1	$(3.1)
Net income (loss)	$(2.6)	$5.0	$0.7	$(15.3)	$3.0	$0.8	$4.1	$(3.1)
EBITDA (3)	$4.0	$11.7	$5.0	$(11.1)	$9.2	$4.9	$13.1	$1.9
Adjusted EBITDA (4)	$8.1	$9.4	$3.6	$(3.6)	$6.2	$4.0	$8.1	$2.7
U.S. dollar to Euro average exchange rate	0.89	0.90	0.90	0.91	0.91	0.85	0.84	0.83
U.S. dollar to Canadian dollar average exchange rate	1.33	1.32	1.32	1.35	1.39	1.33	1.30	1.27
Earnings (loss) per share
Basic and diluted from continuing operations	$(0.02)	$0.04	$0.00	$(0.11)	$0.02	$0.01	$0.03	$(0.02)
Basic and diluted	$(0.02)	$0.04	$0.00	$(0.11)	$0.02	$0.01	$0.03	$(0.02)
CWI net income attributable to the Company	$5.9	$5.4	$6.7	$5.3	$4.2	$4.9	$9.4	$6.4

(1) During the first quarter of 2020, we recorded a $10.0 million expense related to a field service campaign as discussed in the "Gross Margin" section of this MD&A.

(2) During the second quarter of 2020, we recorded a $7.7 million insurance recovery related to the field service campaign as discussed in the "Gross Margin" section of this MD&A.

(3) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(4) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.

Management's Discussion and Analysis
Non-GAAP Measures:

We have included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Non-GAAP Measures - EBITDA and Adjusted EBITDA
Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP. These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport Fuel Systems and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport Fuel Systems. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport Fuel Systems' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.
EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

EBITDA
Westport Fuel Systems defines EBITDA as net income or loss from continuing operations before income taxes adjusted for net interest expense and depreciation and amortization

Three months ended	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21
Income (loss) before income taxes from continuing operations	$(1.4)	$5.7	$(0.3)	$(16.0)	$4.6	$0.2	$5.3	$(2.8)
Interest expense, net (1)	1.4	1.8	1.5	1.5	1.2	1.3	4.0	1.2
Depreciation and amortization	4.0	4.2	3.8	3.4	3.4	3.4	3.8	3.5
EBITDA	$4.0	$11.7	$5.0	$(11.1)	$9.2	$4.9	$13.1	$1.9

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

Management's Discussion and Analysis
Non-GAAP Measures (continued):

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21
EBITDA	$4.0	$11.7	$5.0	$(11.1)	$9.2	$4.9	$13.1	$1.9
Stock based compensation	0.3	0.3	0.5	0.6	0.6	0.9	0.3	0.1
Unrealized foreign exchange (gain) loss	(0.7)	0.7	(2.6)	6.9	(3.6)	(2.3)	(5.3)	0.7
Intangible impairment	—	—	0.7	—	—	—	—	—
Asset impairment	—	—	—	—	—	0.5	—	—
Legal costs associated with SEC investigation	4.5	—	—	—	—	—	—	—
Other	—	(3.3)	—	—	—	—	—	—
Adjusted EBITDA	$8.1	$9.4	$3.6	$(3.6)	$6.2	$4.0	$8.1	$2.7